

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2019

Darcy Horn Davenport
President and Chief Executive Officer
BellRing Brands, Inc.
2503 S. Hanley Road
St. Louis, MO 63144

       Re: BellRing Brands, Inc.
               Registration Statement on Form S-1
               Exhibit No. 10.12
               Filed September 20, 2019
               File No. 333-233867

Dear Ms. Davenport:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance